SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                October 15, 2003


                                   Hanson PLC
             (previously known as "Hanson Buildings Materials PLC")
             ------------------------------------------------------
                 (Translation of Registrant's Name into English)


                   1 Grosvenor Place, London SW1X 7JH, England
                   -------------------------------------------
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F   X                      Form 40-F
                      ---                                ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                No   X
                ---                               ---

On October 14, 2003, Hanson Building Materials Limited (previously known as "Hanson PLC") completed a reorganization of its capital and corporate structure through a scheme of arrangement pursuant to Section 425 of the U.K. Companies Act 1985, resulting in the formation of a new holding company, Hanson PLC (previously known as "Hanson Building Materials PLC").

Pursuant to Rule 12g-3(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Hanson PLC's ordinary shares, nominal value (pound)3.00 per share, and Hanson PLC's American Depositary Shares, each representing five ordinary shares of Hanson PLC, are deemed registered under
Section 12(b) of the Exchange Act.

























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
                                    SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                HANSON PLC

Dated: October 14, 2003                         By: /s/ Graham Dransfield
                                                    ---------------------------
                                                    Name: Graham Dransfield
                                                    Title: Legal Director



















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